June 30, 2017

Re:	Belmond Ltd.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 28, 2017
Form 10-Q for the fiscal quarter ended March 31, 2017
Filed May 9, 2017
File No. 001-16017

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Monick, Assistant Chief Accountant

Dear Ms. Monick:

Belmond Ltd. (the “Company”) is submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) provided in your letter dated June 20, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2016, filed by the Company with the Commission on February 28, 2017 (the “2016 Form 10-K”) and the Company’s Form 10-Q for the quarter ended March 31, 2017, filed by the Company with the Commission on May 9, 2017 (the “2017 Form 10-Q”).

The Company’s responses are set forth below with the heading and numbered item of this letter corresponding to the heading and numbered item contained in the Comment Letter. For convenience, the Staff’s comments are restated in italics prior to the response of the Company.

Form 10-K for the fiscal year ended December 31, 2016

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

1. Basis of financial statement presentation

Assets held for sale and discontinued operations, page 70

1.              Please revise future filings to disclose your policy for accounting for discontinued operations, in accordance with ASU 2014-08.

The Company acknowledges the Staff’s comment and will revise future filings beginning with the Form 10-K for the year ending December 31, 2017 to amend the Company’s disclosure of its policy for accounting for discontinued operations, to reflect the changes brought about by ASU 2014-08 that the Company adopted in 2015.

Belmond Ltd., Canon’s Court, 22 Victoria Street, P.O. Box HM1179, Hamilton HM EX, Bermuda

BELMOND.COM

Form 8-K filed February 28, 2017

Exhibit 99

2.              We note that your calculation of EBITDA on page 7 contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future earnings releases to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company acknowledges the Staff’s comment and notes that beginning with its first quarter 2017 earnings release furnished under cover of Form 8-K on May 9, 2017, the Company revised its earnings disclosure to ensure that the term “Adjusted EBITDA” is used where appropriate in accordance with the Staff’s May 17, 2016 Compliance and Disclosure Interpretations.

In the Company’s first quarter 2017 earnings release, “EBITDA” was used within the table reconciling “Adjusted EBITDA” to the nearest GAAP measure, “Losses from continuing operations”. In the future, we will not use “EBITDA” in this manner.

Form 10-Q for the quarterly period ended March 31, 2017

Notes to Condensed Consolidated Financial Statements

1. Basis of financial statement presentation

Reclassifications, page 9

3.              Please clarify for us the nature of the prior period misstatement; in your response, please be sure to clarify where this item should have been recorded on your Statements of Consolidated Operations and Statements of Consolidated Comprehensive Income during 2014. Further, please tell us how you determined that the prior period misstatement was not material to any previously filed financial statements.

1.              Background

As disclosed in its Form 10-Q filing for the first quarter of 2014, the Company changed the functional currency of its Brazilian entities from US Dollar to Brazilian Real on January 1, 2014 following a sustained period of relative stability of the local currency and a growing proportion of local business denominated in Real. This required that the financial statements for the Brazilian entities be remeasured into Brazilian Real at rates intended to produce the same result as if the entities’ books had always been maintained in that currency. The corresponding foreign exchange movement was recorded in Other Comprehensive Income (“OCI”).

2.              Determining whether an error exists

As part of the change in functional currency an error was identified in the fixed asset calculations used to derive the deferred income tax balances. As a result, included in the amount charged to OCI was a $5,562,000 credit related to a recalculation of deferred tax balances following the retranslation of the Brazilian entities’ fixed asset balances into their historical Real values.

In accordance with ASC 740-10-25-3, deferred tax balances should be calculated based on the book value of the assets assuming that the fixed assets had always been maintained at their historic Real values. As a result, there should not be an adjustment to the deferred tax balance upon the change in functional currency on January 1, 2014.

The Company acquired its major Brazilian operation in 1989 and in the years immediately after that, the Brazilian currency went through a significant period of uncertainty and volatility including a period of hyper-inflation and three currency re-basings, all of which affected the Company’s ability to accurately calculate the historic Real balances of fixed assets. The Company determined that an error had been made in the calculation of fixed assets at their historic Real values that principally arose in the period 1989 — 1994.  This should have been corrected by restating the opening balance of retained earnings as at January 1, 2012 (the earliest year presented) in the Form 10-K for the year ended December 31, 2014.  There was no impact on the income statement for the years ended December 31, 2012, 2013 or 2014.

Since the error was identified as part of the change in functional currency and was considered to be immaterial to previously issued financial statements for the reasons set out below, it was corrected through OCI rather than restating the opening balance of retained earnings as at January 1, 2012. The error represented approximately 8% and 4% of total comprehensive income for the quarter ended March 31, 2014 and the year ended December 31, 2014 and therefore was not considered material to total comprehensive income for those periods.  The balances of deferred income taxes and net assets were correct as at March 31, 2014 and December 31, 2014; however, the balances of accumulated other comprehensive income and retained earnings were misstated.

3.              Assessing the materiality of the error

The Company performed an analysis to determine the materiality of the error in accordance with the requirements of ASC 250 and SAB 99. The error was analyzed for its impact on deferred income taxes, retained earnings and accumulated other comprehensive income, there being no impact on any income statement line items.

The quantitative analysis for all years presented in the Form 10-K for the year ended December 31, 2014 and in the Company’s subsequent Form 10-K filings is set out in the table below:

Year	2012	2013	2014	2015	2016
	$’000	$’000	$’000	$’000	$’000

Deferred income taxes - previously reported	164,438	169,382	134,120	123,910	122,291
Impact of error on deferred income taxes	5,562	5,562	0	0	0
% Impact	3%	3%	0%	0%	0%

Opening retained earnings - previously reported	46,263	39,202	7,643	5,763	16,172
Impact of error on opening retained earnings	5,562	5,562	5,562	5,562	5,562
% Impact	12%	14%	73%	97%	34%

Accumulated other comprehensive loss - previously reported	(86,381)	(93,317)	(246,420)	(334,542)	(346,777)
Impact of error on accumulated other comprehensive loss	0	0	5,562	5,562	5,562
% Impact	0%	0%	-2%	-2%	-2%

Total comprehensive (losses)/earnings for the period - previously reported	(20,981)	(38,439)	(156,004)	(72,545)	24,333
Impact of error on total comprehensive (losses)/earnings for the period	0	0	5,562	0	0
% Impact	0%	0%	-4%	0%	0%

In addition to these quantitative factors, the below qualitative factors were also considered:

•                  The Company and its analysts use Revenue per available room (“RevPAR”) and Adjusted EBITDA as the main measures of operating performance and deferred tax adjustments have no impact on these measures;

•                  Deferred tax by its nature is a non-cash item and did not in any way impact the Company’s working capital, net debt or cash flows and therefore was not relevant to an assessment of its liquidity;

•                  The misstatement did not arise from the incorrect selection or application of an accounting policy;

•                  The misstatement did not have any impact on the Company’s compliance with its loan covenants or regulatory requirements;

•                  The misstatement did not mask a trend in earnings or any other trends or impact forecast earnings since it did not have any impact on reporting earnings or EPS;

•                  The misstatement did not relate to a specific reportable segment;

•                  The misstatement did not arise from transactions with related parties;

•                  The misstatement did not involve concealment of a possible non-compliance with laws and regulations;

•                  The misstatement did not have a pervasive impact on multiple line items;

•                  The misstatement did not have a material impact on disclosures; and

•                  The misstatement did not have any effect on management compensation.

Additionally, to assess the materiality of the errors in all periods impacted, the Company performed a SAB 108 analysis on prior periods using the rollover and iron curtain approaches. There was no impact under the rollover approach as net income was correctly stated for all periods presented. Under the iron curtain approach, the impact on deferred income taxes and accumulated other comprehensive loss was less than 5% in any year impacted. The impact to opening retained earnings yielded a larger percentage on a standalone quantitative basis but for the qualitative factors described above was also considered to be not material.

4.              Correcting the error

Notwithstanding the conclusion that the item was immaterial to all years presented, in the first quarter of 2017 the Company took the decision to correct this item that was being reported to the Audit Committee as an uncorrected error at each audit committee to discuss the Company’s quarterly and annual financial statements.

There were no further unadjusted errors carried forward at January 1, 2017.

*     *     *     *     *

Please direct any questions concerning this response to the undersigned at telephone +44 203 117 1333 or email martin.ogrady@belmond.com.

Very truly yours,

/s/ Martin O’Grady
Executive Vice President and Chief Financial Officer
Belmond Ltd.